July 4, 2022TSX: SAM

Starcore Arranges Private Placement

Vancouver, B.C.  ...   Starcore International Mines Ltd. (the “Company”) announces it has approved a non-brokered private placement for gross proceeds of up to $1,200,000 (the “Financing”).  The private placement will consist of up to 6,000,000 units (the “Units”) at a price of $0.20 per Unit.  Each Unit is comprised of one common share of Starcore and one-half of one transferable common share purchase warrant (the “Warrants”), each whole Warrant exercisable for a period of four years from the date of issue to purchase one common share of Starcore at a price of $0.30 per share, provided that, if after the expiry of all resale restrictions, the closing price of the Company’s shares is equal to or greater than $0.40 per share for 20 consecutive trading days, the Company may, by notice to the Warrant holders (which notice may be by way of general news release), reduce the remaining exercise period of the Warrants to not less than 30 days following the date of such notice.

In accordance with the policies of the Toronto Stock Exchange (the “TSX”), the Company may pay finders’ fees to certain finders for such portion of the Financing as may be attributable to their efforts.

Certain insiders of the Company (namely the CEO and CFO) intend to participate in this Financing.

Proceeds of the Financing will be applied as follows:

•Geophysical surveys at El Creston and the Opodepe Project, located in Sonora, Mexico	$715,000
•Geophysical surveys at the San Martin Mine, located in Queretaro, Mexico	425,000
•Financing costs, filing fees and commissions	60,000
Total	$1,200,000.00

The private placement is subject to TSX acceptance and any required regulatory approvals.  All of the securities issued pursuant to this Financing will have a hold period expiring four months plus one day after the closing date.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com     website:  www.starcore.com

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE
Telephone: (604) 602-4935 x 205
Toll Free:   1-866-602-4935
Email: readie@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.